Via Facsimile and U.S. Mail
Mail Stop 6010

February 6, 2009

John S. Sokol
Chairman and Chief Executive Officer
Bancinsurance Corporation
250 East Broad Street
Columbus, Ohio 43215

Re: Bancinsurance Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Forms 10-Q for the Quarterly Periods Ended March 31, June 30 and
September 30, 2008
File No. 000-08738

Dear Mr. Sokol:

We have completed our review of your Form 10-K and Forms 10-Q and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief